Exhibit 99.1

Allot Announces Second Quarter 2026 Financial Results

Raising 2026 revenue guidance to $115–$118 million

Hod Hasharon, Israel – August 12, 2026 – Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative Security-as-a-Service (SECaaS) and network intelligence solutions for communications service providers and enterprises, today announced its unaudited financial results for the second quarter of 2026.

Financial Highlights for the Second Quarter of 2026

•	Strong revenue growth to $27.7 million, up 15% year-over-year;

•	Security-as-a-Service (SECaaS) revenues of $9.4 million, increasing 47% year-over-year;

•	June 2026 SECaaS ARR* of $36.1 million, up 44% year-over-year;

•	GAAP operating income of $1.1 million, compared with a GAAP operating loss of $0.4 million in the second quarter of 2025;

•	Non-GAAP operating income of $2.7 million, a significant increase compared with $1.2 million in the second quarter of 2025;

•	Operating cash flow of $8.5 million, more than double compared with $4.0 million in the second quarter of 2025;

•	On June 23, 2026, the Board of Directors approved a share repurchase program of up to $40 million.

Management Comment

Eyal Harari, CEO of Allot, commented, “We are excited to report our fourth consecutive quarter of double-digit growth. I am particularly encouraged by the revenue strength of the North American region this quarter, as I believe that this region has many opportunities to provide us with sustainable long-term growth.”

Mr. Harari added, “Following our solid execution and visibility for the remainder of the year, we are raising our 2026 revenue guidance to between $115 million and $118 million, with continued improvement in profitability. We expect our SECaaS revenue growth for 2026 to be 40% or more. We see many growth opportunities ahead of us and with over $100 million in cash, we believe we are well positioned to capitalize on these opportunities while maximizing shareholder value.”

Mr. Harari concluded, “At the end of the second quarter, our Board of Directors approved a $40 million share repurchase program, reflecting our confidence in Allot’s strategy and financial strength.”

Second Quarter 2026 Financial Results Summary

Total revenues for the second quarter of 2026 were $27.7 million, a 15% increase year-over-year compared with $24.1 million in the second quarter of 2025.

Gross profit on a GAAP basis for the second quarter of 2026 was $19.8 million (gross margin of 71.3%), a 14% increase compared with $17.3 million (gross margin of 72.1%) in the second quarter of 2025.

Gross profit on a non-GAAP basis for the second quarter of 2026 was $19.9 million (gross margin of 71.8%), a 13% increase compared with $17.6 million (gross margin of 73.4%) in the second quarter of 2025.

Operating income on a GAAP basis for the second quarter of 2026 was $1.1 million (operating margin of 4.0%), compared with an operating loss of $0.4 million in the second quarter of 2025.

Operating income on a non-GAAP basis for the second quarter of 2026 was $2.7 million (operating margin of 9.9%), compared with $1.2 million (operating margin of 5.0%) in the second quarter of 2025.

Net income on a GAAP basis for the second quarter of 2026 was $2.6 million, or $0.05 per diluted share, compared with a net loss of $1.7 million, or $0.04 per diluted share, in the second quarter of 2025.

Net income on a non-GAAP basis for the second quarter of 2026 was $4.6 million, or $0.09 per diluted share, compared with $1.5 million, or $0.03 per diluted share, in the second quarter of 2025.

Operating cash flow generated in the quarter was $8.5 million, compared with $4.0 million in the second quarter of 2025.

Cash and cash equivalents, bank deposits, restricted deposits and investments as of June 30, 2026, totaled $107 million, compared with $88 million as of December 31, 2025.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss its second quarter 2026 earnings results today, August 12, 2026, at 8:30 am ET, 1:30 pm UK, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US: 1-888-668-9141, UK: 0-800-917-5108, Israel: +972-3-918-0644

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: https://investors.allot.com/

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a leading provider of innovative converged cybersecurity solutions and network intelligence offerings for service providers and enterprises worldwide. Allot enhances value to its customers’ customers through its solutions, which are deployed globally for network-native cybersecurity services, network and application analytics, traffic control and shaping, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1,000 enterprises. Allot’s industry-leading network-native security-as-a-service solution is already used by many millions of subscribers globally.

For more information, visit www.allot.com

Performance Metrics

* SECaaS ARR – measures the current annual recurring SECaaS revenues, calculated as estimated SECaaS revenues for the month of June 2026, multiplied by 12.

GAAP to Non-GAAP Reconciliation:

The Company presents non-GAAP financial measures that adjust GAAP results to exclude items that management considers not reflective of the Company’s ongoing operational performance. Non-GAAP gross profit is defined as GAAP gross profit excluding share-based compensation expenses, amortization of intangible assets and acquisition-related expenses. Non-GAAP operating income is defined as GAAP operating income excluding primarily share-based compensation expenses, amortization of intangible assets and acquisition-related expenses. Non-GAAP net income is defined as GAAP net income excluding primarily share-based compensation expenses, amortization of intangible assets, loss from extinguishment, acquisition-related and other non-recurring expenses, financial income or expenses related to exchange rate differences and changes in tax-related items.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are presented below. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance including revenue, profitability growth, long-term growth opportunities, our ability to execute our strategy, capital allocation, share repurchase programs, maximizing shareholder value, and future opportunities, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our accounts receivable, including our ability to collect outstanding accounts and assess their collectability on a quarterly basis; our ability to meet expectations with respect to our financial guidance and outlook; our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors; government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year 2025, filed with the Securities and Exchange Commission as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Additionally, the forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: EK Global Investor Relations Ehud Helft +1 212 378 8040 allot@ekgir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

ALLOT LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED  BALANCE  SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2026	2025

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,759	$17,107
Restricted deposit	3,637	3,573
Short-term bank deposits	31,100	15,100
Available-for-sale marketable securities	57,345	48,663
Trade receivables, net (net of allowance for credit losses of $9,148 and $9,611 on June 30, 2026, and December 31, 2025, respectively)	25,170	17,451
Other receivables and prepaid expenses	9,403	9,906
Inventories	17,497	13,180
Total current assets	157,911	124,980

NON-CURRENT ASSETS:
Severance pay fund	$333	$295
Restricted deposit	666	3,327
Operating lease right-of-use assets	6,547	5,518
Other assets	957	732
Property and equipment, net	5,319	6,014
Goodwill	31,833	31,833
Total non-current assets	45,655	47,719

Total assets	$203,566	$172,699

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,418	$938
Employees and payroll accruals	8,782	9,254
Deferred revenues	45,613	24,700
Short-term operating lease liabilities	1,588	348
Other payables and accrued expenses	12,530	11,919
Total current liabilities	69,931	47,159

LONG-TERM LIABILITIES:
Deferred revenues	$8,334	$5,912
Long-term operating lease liabilities	5,331	5,392
Accrued severance pay	645	886
Total long-term liabilities	14,310	12,190

SHAREHOLDERS' EQUITY	119,325	113,350

Total liabilities and shareholders' equity	$203,566	$172,699

ALLOT LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025

Revenues	$27,737	$24,051	$54,162	$47,201
Cost of revenues	7,968	6,721	15,652	13,823
Gross profit	19,769	17,330	38,510	33,378

Operating expenses:
Research and development costs, net	6,991	7,261	13,273	13,252
Sales and marketing	8,042	7,261	15,865	14,599
General and administrative	3,637	3,215	6,745	6,643
Total operating expenses	18,670	17,737	35,883	34,494

Operating income (loss)	1,099	(407)	2,627	(1,116)
Loss from extinguishment	-	(1,410)	-	(1,410)
Other income	-	100	-	100
Financial income, net	1,975	359	2,760	1,033
Income (loss) before tax	3,074	(1,358)	5,387	(1,393)
Income tax expenses	501	332	872	628
Net income (loss)	$2,573	$(1,690)	$4,515	$(2,021)

Income (loss) per share
Basic	$0.05	$(0.04)	$0.09	$(0.05)
Diluted	$0.05	$(0.04)	$0.09	$(0.05)

Weighted average shares outstanding
Basic	49,151,073	40,140,875	48,965,108	39,944,413
Diluted	49,832,577	40,140,875	49,864,006	39,944,413

ALLOT LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025

Cash flows from operating activities:

Net income (loss)	$2,573	$(1,690)	$4,515	$(2,021)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	686	1,073	1,345	2,419
Share-based compensation	1,643	1,449	2,737	2,430
Capital loss	-	-	-	255
Loss from extinguishment	-	1,410	-	1,410
Other income	-	(100)	-	(100)
Amortization of premium, discount and accrued interest on marketable securities	(211)	(521)	(445)	(862)
Financial income from lease modification	(1,158)	-	(1,158)	-
Loss (gain) on foreign exchange on cash and cash equivalents	12	(399)	32	(409)
Changes in operating assets and liabilities:
(Decrease) increase in accrued severance pay, net	(250)	93	(279)	89
Decrease (increase) in other assets, other receivables and prepaid expenses	501	196	(933)	1,619
Decrease (increase) in operating leases liability	449	(60)	581	(203)
Increase in operating lease right-of-use asset	446	275	727	579
Increase in trade receivables	(4,626)	(901)	(7,719)	(3,653)
(Increase) decrease in inventories	(1,741)	(312)	(4,317)	106
Increase (decrease) in trade payables	(22)	(97)	480	(22)
Increase (decrease) in employees and payroll accruals	875	2,785	(472)	573
Increase in deferred revenues	8,367	273	23,335	2,536
Increase (decrease) in other payables and accrued expenses	922	511	612	914

Net cash provided by operating activities	8,466	3,985	19,041	5,660

Cash flows from investing activities:

(Increase) decrease in restricted deposit	(403)	50	2,597	353
Investment in short-term bank deposits	(20,900)	(7,050)	(31,400)	(15,750)
Withdrawal of short-term bank deposits	11,600	12,700	15,400	19,950
Purchase of property and equipment	(269)	(408)	(650)	(689)
Investment in marketable securities	(4,589)	(26,458)	(34,554)	(55,434)
Proceeds from redemption or sale of marketable securities	6,750	27,283	26,250	49,683
Proceeds from sale of patent	-	100	-	100

Net cash (used in) provided by investing activities	(7,811)	6,217	(22,357)	(1,787)

Cash flows from financing activities:

Issuance of share capital	-	37,691	-	37,691
Exercise of employee stock options	-	-	-	238
Redemption of convertible debt	-	(31,410)	-	(31,410)

Net cash provided by financing activities	-	6,281	-	6,519

Effect of exchange rate changes on cash and cash equivalents	(12)	399	(32)	409

Increase (decrease) in cash and cash equivalents	643	16,882	(3,348)	10,801
Cash and cash equivalents at the beginning of the period	13,116	10,061	17,107	16,142

Cash and cash equivalents at the end of the period	$13,759	$26,943	$13,759	$26,943

Non-cash activities:
Right-of-use assets obtained in exchange for operating lease liabilities	593	-	593	(71)
Redemption of convertible debt	-	(10,000)	-	(10,000)

ALLOT LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$7,968	$6,721	$15,652	$13,823
Share-based compensation	(135)	(160)	(240)	(254)
Amortization of intangible assets	-	(152)	-	(305)
Non-GAAP cost of revenues	$7,833	$6,409	$15,412	$13,264

GAAP gross profit	$19,769	$17,330	$38,510	$33,378
Share-based compensation	135	160	240	254
Amortization of intangible assets	-	152	-	305
Non-GAAP gross profit	$19,904	$17,642	$38,750	$33,937

GAAP operating expenses	$18,670	$17,737	$35,883	$34,494
Share-based compensation - Research and development costs, net	(337)	(380)	(528)	(622)
Share-based compensation - Sales and marketing	(766)	(466)	(1,163)	(771)
Share-based compensation - General and administrative	(405)	(443)	(806)	(783)
Non-GAAP operating expenses	$17,162	$16,448	$33,386	$32,318

GAAP operating Income (Loss)	$1,099	$(407)	$2,627	$(1,116)
Share-based compensation	1,643	1,449	2,737	2,430
Amortization of intangible assets	$-	$152	$-	$305
Non-GAAP operating Income	$2,742	$1,194	$5,364	$1,619

GAAP Net income (Loss)	$2,573	$(1,690)	$4,515	$(2,021)
Share-based compensation	1,643	1,449	2,737	2,430
Amortization of intangible assets	-	152	-	305
Loss from extinguishment	-	1,410	-	1,410
Exchange rate differences*	125	104	103	43
Changes in tax related items	254	25	298	70
Non-GAAP Net income	$4,595	$1,450	$7,653	$2,237

Non-GAAP income (loss) per share
Basic	$0.09	$0.03	$0.16	$0.05
Diluted	$0.09	$0.03	$0.15	$0.05

Weighted average shares outstanding
Basic	49,151,073	40,140,875	48,965,108	39,944,413
Diluted	51,131,093	43,794,580	51,049,850	43,750,663

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

Other financial metrics (Unaudited)
U.S. dollars in millions, except top 10 customers as a % of revenues and number of shares

	Q2-26		FY 2025		FY 2024
Revenues geographic breakdown
Americas	8.5	31%	19.1	19%	14.2	15%
EMEA	13.4	48%	63.7	62%	54.0	59%
Asia Pacific	5.8	21%	19.2	19%	24.0	26%
	27.7	100%	102.0	100%	92.2	100%

Revenues breakdown by type
SECaaS (Security as a Service)	9.4	34%	26.8	26%	16.5	18%
Products & Professional Services	9.1	33%	39.3	38%	38.4	42%
Support & Maintenance	9.2	33%	35.9	36%	37.3	40%
	27.7	100%	102.0	100%	92.2	100%

Top 10 customers as a % of revenues	57%		41%		43%

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q2-2026	9.4
Q1-2026	8.7
Q4-2025:	8.1
Q3-2025:	7.3
Q2-2025:	6.4

SECaaS ARR* - U.S. dollars in millions (Unaudited)

Jun. 2026:	36.1
Dec. 2025:	30.8
Dec. 2024:	18.2
Dec. 2023:	12.7